                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 4)*

                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 2)*
                                       of
                            Vanderbilt Partners, L.P.


                Under the Securities Exchange Act of 1934
                                    ECHELON
                               INTERNATIONAL CORP.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                    278747100
                                 (CUSIP Number)

                                 John D. Spears
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                 MARCH 15, 2000
             (Date of Event which Required Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).




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CUSIP No.  278747100
----------------------------------------------------------------------------
Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Tweedy, Browne Company LLC ("TBC")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)   [ ]
                                                                  (b)   [x]
----------------------------------------------------------------------------
(3)  SEC Use Only
----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
       00
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                        [ ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
       Delaware
----------------------------------------------------------------------------
                         (7)   Sole Voting Power
                                    0 shares
Number of Shares     -------------------------------------------------------
Beneficially             (8)   Shared Voting Power
Owned by Each                       0 shares
Reporting Person
With:                -------------------------------------------------------
                         (9)   Sole Dispositive Power
                                    0 shares.
                     -------------------------------------------------------
                          (10) Shared Dispositive Power
                                    0 shares

----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         0 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [x]
----------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
         0%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         BD, IA & 00

CUSIP No.  278747100
----------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons TBK Partners, L.P. ("TBK")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [x]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                        [ ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
----------------------------------------------------------------------------
                             (7)   Sole Voting Power
                                       0
Number of Shares       -----------------------------------------------------
Beneficially                 (8)   Shared Voting Power
Owned by Each                          0 shares
Reporting Person
With:                  -----------------------------------------------------
                             (9)   Sole Dispositive Power
                                       0 shares
                       -----------------------------------------------------
                             (10)  Shared Dispositive Power
                                       0 shares
----------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
         0 shares
----------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [ ]
----------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)
         0.0%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         PN

CUSIP No. 278747100
----------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Vanderbilt Partners, L.P. ("Vanderbilt")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [X]
----------------------------------------------------------------------------
(3)  SEC Use Only

----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware
----------------------------------------------------------------------------
                       (7)   Sole Voting Power
                                 0 shares
Number of Shares     -------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by each                    0 shares
Reporting Person     -------------------------------------------------------
With:                  (9)   Sole Dispositive Power
                                 0 shares
                     -------------------------------------------------------

                      (10)   Shared Dispositive Power
                                 0 shares
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         0 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 [ ]
----------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         0.0%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         PN
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PRELIMINARY NOTE

       This Statement constitutes (a) Amendment No. 4 to a Statement on
Schedule 13D originally filed by Tweedy, Browne Company LLC , a Delaware limited liability company ("TBC"), and dated as of February 18, 1999 (the "TBC Statement"); (b) Amendment No. 4 to a Statement filed on Schedule 13D originally filed by TBK Partners, L.P., a Delaware limited partnership ("TBK") and dated as of February 18, 1999 (the "TBK Statement"); and (c) Amendment
No. 2 to a Statement on Schedule 13D filed by Vanderbilt Partners, L.P., a Delaware limited partnership ("Vanderbilt") and dated as of May 7, 1999. (collectively the "Joint Amendment No. 2"). However, the filing of this
Joint Amendment No. 2 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

       This Joint Amendment No. 2 relates to the Common Stock, $.01 par value (the "Common Stock"), of Echelon International Inc.(the "Company"), which, to the best knowledge of the persons filing this Joint Amendment No. 2, is a company organized under the laws of Florida, with its principal executive offices located at One Progress Plaza, Suite 1500, St. Petersburg, Florida 33701.

       This Joint Amendment No. 2 is being filed because the filing persons are no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") as a result of the disposition of their respective shares of Common Stock pursuant to a Tender Offer (the "Offer") made by EIN Acquisition Corp., a Florida Corporation and a direct wholly-owned subsidiary of ETA Holding LLC (the "Parent"), a Delaware limited liability company dated January 28, 2000, to purchase all the issued and outstanding shares of Common Stock at a purchase price of $34.00 per Share net to the seller in cash, without interest thereon, (the "Offer Price"). The Offer was made pursuant to an Agreement and Plan of Merger, dated as of January 21 2000, by and among the Company, Purchaser and Parent (the "Merger").

       This Joint Amendment No. 2 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

       Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Joint Amendment No. 2.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) As a result of the disposition of 389,801 shares of Common Stock tendered pursuant to the Merger, TBC does not beneficially own directly any of the shares of Common Stock.

       As a result of the disposition of 28,500 shares of Common Stock tendered pursuant to the Merger, TBK does not beneficially own directly any of the shares of Common Stock.

       As a result of the disposition of 16,000 shares of Common Stock tendered pursuant to the Merger, Vanderbilt does not beneficially own directly any of the shares of Common Stock.

       Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 0 shares, which constitutes approximately 0% of the


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6,719,938 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

       The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a Member of TBC and a general partner in TBK and Vanderbilt, respectively, is 0 shares, which constitutes approximately 0% of the 6,719,938 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 0 shares of Common Stock which constitutes approximately 0% of the 6,719,938 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

       Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

       (b) Not applicable.

       (c) On March 10, 2000, TBK and Vanderbilt tendered 28,500 shares of Common Stock and 16,000 shares of Common Stock, respectively, pursuant to the terms of the Merger for $34.00 per share. On March 10, 13 and 15, respectively, TBC tendered a total of 389,801 shares of Common Stock pursuant to the terms of the Merger for $34.00 per share.

       (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

       To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.


       To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

       (e) TBK and Vanderbilt ceased to be the beneficial owner of more than 5% of the Common Stock on March 10, 2000. TBC ceased to be the beneficial owner of more than 5% of the Common Stock on March 15, 2000.

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                                SIGNATURE

       Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Joint Amendment No. 2 is true, complete and correct.


                                           TWEEDY, BROWNE COMPANY LLC

                                           By:  /s/ Christopher H. Browne
                                           --------------------------------
                                                Christopher H. Browne
                                                Member


                                           TBK PARTNERS, L.P.

                                           By:  /s/ Christopher H. Browne
                                           --------------------------------
                                                Christopher H. Browne
                                                General Partner


                                           VANDERBILT PARTNERS, L.P.

                                           By :  /s/ Christopher H. Browne
                                           --------------------------------
                                                 Christopher H. Browne
                                                 General Partner






Dated:   March 23, 2000